September 7, 2006

Board of Directors
BMB Munai, Inc.
Dostyk Ave., 4th Floor
Almaty, Kazakhstan 050051

Re: Resignation from the Board of Directors

Gentlemen:

        Pursuant to the resolution adopted by the Board of Directors at the Special Meeting of Directors held on August 28, 2006, I hereby tender my resignation from the Board of Directors of BMB Munai, Inc. This resignation will be effective as of September 7, 2006. I am taking this action to allow the Corporation’s application for listing on the American Stock Exchange to proceed without delay that might be caused by the Investment Dealers Association of Canada investigation of a “failure to cooperate” complaint filed against Credifinance, of which I am the President.

        This letter of resignation will also confirm to the Corporation, for purposes of filing a report in Form 8-K with the United States Securities and Exchange Commission that my decision to resign from the Board of Directors of the Corporation is not because of a disagreement on any matter relating to the Corporation’s operations, policies or practices.

        I have received and reviewed the draft Form 8-K to be filed by the Corporation and consent to this letter being made an exhibit to the filed report. This letter will confirm to the Corporation that I agree with the statements of the Corporation made in response to Item 5.02 as set forth in the draft report on Form 8-K.

Very truly yours,

Georges Benarroch